**ARP 1/7/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02053802

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 24191

RECEIVED
DEC 3 1 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JKR & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Hwy., Ste. 202
(No. and Street)

Laguna Beach	California	92651
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson, President — (949) 497-4825
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kemp Richarson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JKR & Company, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 23rd day of December 2002

[signature]
Notary Public

SUZIE SELLS
Commission # 1278020
Notary Public - California
Orange County
My Comm. Expires Sep 23, 2004

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of ~~Financial Condition~~. Cash Flows
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
JKR & Company, Inc.

I have audited the accompanying statement of financial condition of JKR & Company, Inc. as of June 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Subsequent to the issuance of the company's June 30, 2002 financial statements and my report dated July 18, 2002, I became aware that those financial statements did not include a required reconciliation of net capital computation. In my original report I expressed an unqualified opinion on the June 30, 2002 financial statements, and my opinion on the revised statements, as expressed herein, remain unqualified.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JKR & Company, Inc. as of June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
July 18, 2002

Date of original report, except as to the second paragraph above and Note 11 and Schedule I, which are as of August 23, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

JKR & Company Inc.
Statement of Financial Condition
June 30, 2002

Assets

Cash and cash equivalents	$ 11,415
Marketable securities at market value	213,701
Deposits with clearing firms	37,877
Other receivables	46,291
Securities not readily marketable, at cost	13,700
Property, plant and equipment, net of $64,261 accumulated depreciation	9,618
Investment in partnership	5,334
Prepaid income taxes	1,474
Other assets	2,196
Total assets	$ 341,606

Liabilities and Stockholder's Equity

Accounts payable	$ 7,741
Short-term bank loans	32,907
Payable to clearing broker	32,696
Payroll and payroll taxes payable	15,136
Income taxes payable	706
Deferred income taxes payable	13,778
Total liabilities	102,964
Stockholder's equity	
Common stock, no par value; 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Retained earnings	223,642
Total stockholder's equity	238,642
Total liabilities and stockholder's equity	$ 341,606

The accompanying notes are an integral part of these financial statements.

JKR & Company Inc.
Statement of Operations
For the Year Ended June 30, 2002

Revenues	
Commissions income	$ 550,908
Management and consulting income	60,290
Trading gains and losses	(104,482)
Interest and dividends income	33,659
Other income	1,502
Total revenues	541,877
Expenses	
Employee compensation and benefits	156,000
Commissions and floor brokerage	342,922
Communications	5,365
Occupancy and equipment rental	20,400
Interest	4,305
Taxes, other than income taxes	9,543
Other operating expenses	114,593
Total expenses	653,128
Income (loss) before income taxes	(112,251)
Income taxes	
Income taxes, including deferred tax benefits of ($24,113)	(18,764)
Total income taxes	(18,764)
Net income (loss)	$ (93,487)

The accompanying notes are an integral part of these financial statements.

JKR & Company Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2002

	Common Stock	Retained Earnings	Total
Balance, June 30, 2001	$ 15,000	$ 317,129	$ 332,129
Net income (loss)	–	(93,487)	(93,487)
Balance, June 30, 2002	$ 15,000	$ 223,642	$ 238,642

The accompanying notes are an integral part of these financial statements.

JKR & Company Inc.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash Flows from Operating Activities:		
Net income (loss)		$ (93,487)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Deprecation	$ 2,570	
Valuation of marketable securities to market	71,622	
(Gain) loss on sale of marketable securities	32,860	
Purchase of marketable securities	(82,418)	
Proceeds from sale of marketable securities	141,354	
(Increase) decrease in assets:		
Clearing deposit	(3,413)	
Prepaid expense	(856)	
Prepaid income taxes	4,643	
Increase (decrease) in liabilities:		
Accounts payable	3,764	
Payable to clearing firm	(16,075)	
Pension plan payable	(28,000)	
Payroll and payroll taxes payable	7,604	
Income taxes payable	706	
Deferred taxes payable	(24,113)	
Total adjustments		110,248
Cash used in operating activities		16,761
Cash Flows from Investing Activities:		
Increase in investment in partnership	(2,235)	
Purchase of equipment	(6,744)	
Cash used in investing activities		(8,979)
Cash Flows from Financing Activities:		
Short-term loan made to related party	(30,810)	
Repayment of loan payable	(5,265)	
Proceeds from issuance of short-term debt	32,907	
Cash used in financing activities		(3,168)
Net increase (decrease) in cash		4,614
Cash, June 30, 2001		6,801
Cash, June 30, 2002		$ 11,415

Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 3,900
Cash paid for income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

JKR & Company Inc.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

JKR & Company Inc. (the Company) was incorporated in the state of California on July 30, 1979, under the name Jenks, Kennifer & Richardson, Incorporated. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers (NASD) and Securities Investors Protection Corporation (SIPC). The Company is a full service securities firm doing retail business and a registered investment advisor.

The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Marketable securities consist of common stocks and corporate bonds that are stated at market value. Any unrealized gains and losses resulting from the mark to market are recorded net of realized gains and losses on the income statement in the period incurred.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Advertising cost are expensed as incurred.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Rent expense for the year ended June 30, 2002 was $20,400. Rent is paid on a month to month basis.

JKR & Company Inc.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred taxes are created from temporary differences between income tax and financial reporting. These differences arise primarily from the unrealized gains and losses recognized for financial statement purposes but not for tax purposes.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities consist of common stocks and corporate bonds and are carried at market value. The market value as of June 30, 2002 is $213,701. The Company has unrealized gains and losses resulting from mark to market included with realized gains and losses on the income statement as follows:

Realized gains	$ 19,071
Realized losses	(51,931)
Unrealized gains	11,642
Unrealized losses	(83,264)
Total trading gains and losses	$ (104,482)

Note 3: SECURITIES NOT READILY MARKETABLE, AT COST

The securities not readily marketable, at cost, represent an investment by the company, for warrants and common stock, in the NASDAQ Stock Market, Inc. The investment is carried at cost of $13,700.

Note 4: INVESTMENT IN PARTNERSHIP

The Company holds a 5.817% limited partner interest in the Australia Fund Ltd., a limited partnership, that invests in Australian marketable securities. The Company is also a general partner with a 0.73% general partner interest in the Australian Fund Ltd. The investment is carried at market value.

JKR & Company Inc.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2002 consisted of the following:

Automobile	$ 37,339
Machinery and equipment	30,160
Computer software	2,681
Furniture and fixtures	6,269
	76,449
Less accumulated depreciation	(66,831)
	$ 9,618

Depreciation expense for the year ended June 30, 2002 is $2,570.

Note 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. As discussed in Note 1, deferred tax assets and liabilities consist primarily of unrealized gains on marketable securities recognized for financial statement purposes and not for income tax purposes.

The provision for income taxes at June 30, 2002 consisted of the following:

Current income tax provision	
Federal income tax provision	$ 3,236
State income tax provision	2,113
Current income tax provision	5,349
Deferred income taxes (benefit)	
Federal deferred tax (benefit)	(15,335)
State deferred tax (benefit)	(8,778)
Deferred income taxes (benefit)	(24,113)
Total income tax provision(benefit)	$ (18,764)

Note 7: PENSION PLAN

The Company maintains an employee profit sharing trust. The contributions are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company did not contribute to the plan for the year ended June 30, 2002.

Under both of the above plans, an employee receives no vesting until the completion of three years of service, at which time the employee is 100% vested in the plan.

JKR & Company Inc.
Notes to Financial Statements
For the Year Ended June 30, 2002

Note 8: RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2002, the Company paid its president $20,400 for rent.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on June 30, 2002, the Company's net capital of $129,386 exceeded the minimum net capital requirement by $29,386; and the Company's ratio of aggregate indebtedness ($89,186) to net capital was 0.69 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

Note 10: SUBSEQUENT EVENT

Effective July 1, 2002, after the Company's year end, shares of NASDAQ Stock Market, Inc. began trading openly. At June 30, 2002, the Company accounted for its holding of these shares as securities not readily marketable, at cost. Subsequent to June 30, 2002, the Company began accounting for these as marketable securities, at fair market value. The resulting difference between market value at July 1, 2002, and cost at June 30, 2002 were immaterial.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 149,452
Adjustments:		
Retained earnings (deficit)	$ 13,631	
Deferred income taxes	(24,113)	
Non-allowable assets	(19,290)	
Haircuts on money market accounts	10,528	
Undue concentration	(822)	
Total adjustments		(20,066)
Net capital per audited statements		$ 129,386

JKR & Company Inc.
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2002

Computation of net capital		
Stockholder's equity		
Common stock	$ 15,000	
Retained earnings	223,642	
Total stockholder's equity		$ 238,642
Add: Deferred tax payable	13,778	
Less: Non-allowable assets		
Property, plant & equipment	(9,618)	
Prepaid taxes	(1,474)	
Securities not readily marketable	(13,700)	
Investment in partnership	(5,334)	
Other receivable	(46,291)	
Other assets	(2,196)	
Total non-allowable assets		(64,835)
Net capital before haircuts		173,807
Haircuts on securities		
Common stocks	(34,328)	
Undue concentration	(10,093)	
Total haircuts and undue concentration		(44,421)
Net capital		129,386
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,946	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 29,386
Ratio of aggregate indebtedness to net capital	0.69 : 1	

There was a material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. (See note 10)

See independent auditor's report.

JKR & Company Inc.
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the Year Ended June 30, 2002

A computation of reserve requirements is not applicable to JKR & Company Inc. as the Company qualifies for exemption under rule 15c3-3 (k) (2).

See independent auditor's report.

JKR & Company Inc.
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
For the Year Ended June 30, 2002

Information relating to possession or control requirements is not applicable to JKR & Company Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.